82-51

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

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Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: August 1, 2003 Time: 0805 MDT

Number of Pages (including Cover) Three (3)

Re: News Release

Please see the attached news release that crossed the Canada News Wire at 6:52 a.m. MDT:

"TransCanada Receives NEB Mainline Tolls Decision"

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TransCanada
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NewsRelease

TransCanada Receives NEB Mainline Tolls Decision

CALGARY, Alberta - August 1, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation yesterday received the National Energy Board's (NEB's) decision on TransCanada PipeLines Limited's 2003 Mainline Tolls application.

In its decision, the NEB approved key components of TransCanada's 2003 Mainline Tolls application. The decision includes:

- approval of an increase in the bid floor price for Interruptible Transportation (IT) Service from 80 to 110 per cent of 100 per cent load factor Firm Transportation toll;
- an increase in depreciation rates from 2.89 per cent to 3.42 per cent;
- the continuation of the Fuel Gas Incentive Program;
- the establishment of a new Southwest Tolling Zone that will encompass the existing Southwest Delivery Area that is currently part of the Eastern Zone.

"We are encouraged by the NEB's recognition of our need to manage the long-term risks of the Canadian Mainline," says Hal Kvisle, TransCanada's chief executive officer. "This decision is an essential step towards ensuring the long-term sustainability of the Mainline, to the benefit of all stakeholders. We appreciate the timeliness and comprehensiveness of the NEB's decision, and we look forward to commencing discussions with all our stakeholders as we move towards a timely filing of our 2004 Mainline Tolls application."

TransCanada will apply for 2003 revised interim tolls in a compliance filing with the NEB by August 15.

To view the NEB's decision, please visit their Web site at www.neb.gc.ca.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

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CONNECTION TEL	403 920 2467
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ST. TIME	08/01 09:00
USAGE T	01'03
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